Trading Symbol TSX: GGC

GENCO RESPONDS TO INAPPROPRIATE ACTIONS OF ANDERSON

June 18, 2008 – Vancouver, B.C., Canada – Genco's board of directors (the "Board") is again compelled to respond to misinformation circulated by James Anderson (the "Dissident") in support of his bid to unseat three members of the Board. Rather than engaging in repetition and rhetoric, our response is limited to a few of the most misleading statements in the Dissident's June 17, 2008 press release.

Share Price

We have previously explained the difference between the approach taken by the Board, focusing on the long-term development of Genco's ore producing assets, versus that of the Dissident, which appears focused solely on short-term results. However, to the extent that short-term share price fluctuations are of concern, Shareholders should note that in the month following the Dissident's inappropriate dissemination of a mass email string to select third parties, Genco's closing share price plummeted from $3.03 per share on March 28, 2008 to $1.85 per share on April 30, 2008, as illustrated below:

Closing Prices on the TSX
March 3, 2008 - April 30, 2008

The Dissident's email string was sent to 48 recipients, including friends, attorneys, select Genco Shareholders and a newsletter writer, and made public matters relating to internal Board proceedings. The Dissident has acknowledged that distributing the email was wrong.

Management Disruption

Despite the Dissident's statement yesterday that he is prepared to work with Greg Liller, President of Genco, Mr. Liller has reaffirmed and Wayne Moorehouse, Vice President, Finance and Corporate Secretary of Genco, has advised that they will both tender their resignations at the conclusion of the Annual General Meeting if the Dissident is successful in his attempt to gain control of the Board. Mr. Liller states: "Mr. Anderson previously attempted to constructively dismiss me at a board meeting displaying his unwillingness to work with me.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)

Furthermore, in the past, Mr. Anderson has consistently ignored the mine plans presented to him and all attempts by the technical team to explain basic mining concepts to him.”

Compensation Matters

Shareholders should also be aware that the Dissident was involved in negotiating Mr. Gardner's and Mr. Blankstein's contracts. Changes were made to the agreements based upon the Dissident's input. The terms of the contracts were disclosed in Genco's Listing Application filed with the Toronto Stock Exchange (the "Exchange") earlier this year. The Board approved the Listing Application on January 10, 2008, including the terms of the compensation agreements. The Dissident was a member of the Board at such time and voted in favour of such approval.

The Dissident would have Shareholders believe that Mr. Gardner and Mr. Blankstein received $1.5 million in consulting fees over the past two-year period. Total cash compensation paid to each of Mr. Gardner and Mr. Blankstein over such period was $262,872. While the compensation agreements of Mr. Gardner and Mr. Blankstein contain results-based bonus provisions, such arrangements are not uncommon nor unreasonable, and were approved by the Board. Furthermore, the agreements contain provisions that such result-based bonuses shall be paid with shares, if approved by the Exchange, at prices of $3.59 per share for the 2007 bonus and $2.75 per share for the 2006 bonus. Mr. Gardner and Mr. Blankstein also reduced the notice required for the termination of their contracts by Genco from three years to one year.

How to Cast your WHITE proxy

You can support Genco by voting the WHITE proxy form shareholders received in the mail with a VOTE FOR the resolutions contained therein. If you have already voted using the Dissident proxy you have every right to change your vote by simply executing the WHITE proxy. It is only your latest dated proxy that will be counted. Your WHITE proxy must be voted by any one of the methods described on the form no later than 11:00 a.m. (Vancouver time) on Tuesday, June 24, 2008. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

The Board recommends that you discard any materials received from the Dissident.

If you have any questions about the information contained in the news release or require assistance in completing your WHITE proxy, please contact Genco's proxy solicitation agent at:

Kingsdale Shareholder Services Inc.
North American Toll Free Number: 1-866-581-1024
Facsimile No: 1-866-545-5580

Please visit our website for regular updates at www.gencoresources.com

For further information:
Wayne Moorhouse
Vice-President, Finance and Corporate Secretary
Phone: 604-682-2205
E-mail: gencoinfo@telus.net

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)